Exhibit (a)(5)(D)

Microsemi

Moderator: James Peterson

09-04-10/7:15 a.m. CT

Confirmation # 15871152

Microsemi

Moderator: James Peterson

October 4, 2010

7:15 a.m. CT

Operator:	Good morning and welcome to the Microsemi conference call. All lines have been placed on mute to prevent any background noise. After the speakers’ remarks there will be a question-and-answer session. If you would like to ask a question during this time, simply press star then the number one on your telephone keypad. If you would like to withdraw your question press the pound key. Thank you.

Mr. Adams, you may begin your conference.

Rob Adams:	Thank you (Terry). Good morning and welcome to Microsemi’s conference call regarding its tender offer for Actel Corporation. This is Rob Adams, vice president of Corporate Development at Microsemi.

In a few moments you’ll hear from and have an opportunity to ask questions of Jim Peterson, our president and Chief Executive Officer, of John Hohener, our executive vice president and chief financial officer and of Steve Litchfield, our vice president of Strategy.

Let me remind you that during the course of this conference call management may make, may state beliefs and make projections or other forward-looking statements regarding future events and/or the future financial performance of the Company, including without limitations statements about expectations concerning the benefits of the Actel acquisition and the expectation that the acquisition will be accretive.

Microsemi

Moderator: James Peterson

09-04-10/7:15 a.m. CT

Confirmation # 15871152

These statements reflect our expectations as of today and are subject to change due to inherent known and unknown risks and certainties. Actual results could different materially from those projected or reflected in our forward-looking statements.

Microsemi undertakes no obligation to update these or any forward-looking statements whether as a result of new information, future events or otherwise. We refer to the risk factors set up forth in Microsemi’s report on its Form 10-K for the fiscal year ended September 2009 which was filed with the SEC in November of 2009 and Form 10-Q for the quarter ended in June 2010 which was file with the SEC in July 2010.

Information about Microsemi filed with the SEC is available free of charge at www.sec.gov. These reports identify important factors that could use actual results to differ materially from our projections.

With that said, we can get started. We’ll start with John Hohener to give the financial terms of the proposed acquisition. John?

John Hohener:	OK, thank you, Rob. Under the terms of the agreement Microsemi will commit to cash tender operative to acquire all of Actel’s outstanding shares of common stock at $20.88 cents per share net to each holder in cash.

The total value of the transaction, net of cash acquired from Actel at closing is approximately 430 million. The terms of the agreement unanimously approved by the boards of both Microsemi and Actel.

Actel’s Board has recommended that shareholders tender their shares into the offer. We currently expect the deal to close in Microsemi’s first fiscal quarter of 2011. This transaction is not subject to a financing condition.

The financing commitment consists of a $375 million, seven years senior term loan facility and a $50 million revolving credit facility which will replace our current revolver. Given the low interest rates in the market currently, the exceptional fit of the acquisition, the relatively stable condition of the acquired company’s revenue base and the solidly accretive nature of the acquisition, we are comfortable introducing some leverage into our model.

Microsemi

Moderator: James Peterson

09-04-10/7:15 a.m. CT

Confirmation # 15871152

Note that we plan to convert Actel’s sell through revenue recognition model to match our existing structure. This should occur after closure and during the December quarter. The net effect of this is a one quarter period where we will carry Actel’s operating expenses but will recognize less revenue than Actel would normally.

Based on current estimates we expect Actel to be accretive to December quarter earnings estimates. With the exceptional financial synergies in this acquisition as Jim will discuss shortly there are certain revenues currently that Microsemi will not support but the top line loss will be more than offset by the improvement in profitability and cash flow.

Microsemi expects the acquisition to be 22 to 28 cents accretive in its first full calendar year ending December 2011. after completion of the merger we will guide with more detail in our year end and fiscal fourth quarter 2010 conference call currently scheduled for November 11th.

Before I conclude my remarks I would also like to note that in this morning’s press release on this transaction we confirmed our comfort with our own previous guidance for the quarter just ended.

With that I will turn the call over to our President and CEO Jim Peterson to provide an overview for our rationale for the deal and the business opportunities for our combined company going forward. Jim?

James Peterson:	OK thank you John, and thank you to everyone who has called in this morning to discuss or acquisition of Actel. We are excited about this acquisition on a number of fronts and I want to spend a few minutes with you this morning to discuss, just some of the rational behind this transaction.

And the benefits to you our shareholders, before we get into it let me give you some background on Actel. The company was founded in 1985, and they’re the only supplier of flash and anti-fuse based mixed signal, bill program with (Gatoraze) and system on chip solutions.

Microsemi

Moderator: James Peterson

09-04-10/7:15 a.m. CT

Confirmation # 15871152

Much like ours Actel has a uniquely blended business model that’s served the Aerospace and Defense, industrial and commercial markets, with approximately  3/4 of those revenues coming from (Stable), I bare to entry Aerospace, Defense and industrial markets.

And it’s selected commercial markets; the company has made significant progress in applications where as low power solutions of (Pro Grammal) SOC solutions differentiated from large commercial suppliers.

At the most fundamental level, Actel is the perfect acquisition for Microsemi, this company has had a long, successful heritage in the Aerospace, and Defense markets that we at Microsemi know so well.

The addition of this business will broaden our product offering, enrich the profitability of our product mix, and create a space level product portfolio unmatched in the industry. As we have said many times before, increasing our penetration in the (Red Heart) and (Red Tolerance) space markets, increases our exposure to the least economically sensitive and the highest (barrage) entry growth markets in the electronics industry today.

Here at Microsemi we expect a leverages position into outstanding profitability for our shareholders. It is the synergies from the Actel’s complementary technology that get me the most excited about the futures of Microsemi.

This acquisition allows us to push further into their sub-systems solution markets than ever before, as we (inaudible) up the value chain in solving our customers’ toughest problems better, faster, as and more cost effectively than they ever could in-house.

Importantly, we will control more of the value added silicone technology within those systems, this acquisition also brings synergy to what we believe is an emerging high growth opportunity Aerospace and Defense anti-tamper process technology. FPGA’s are integral component in implementing software and firmware anti-tamper solutions.

Microsemi

Moderator: James Peterson

09-04-10/7:15 a.m. CT

Confirmation # 15871152

This acquisition follows our recent acquisitions of Arxan Defense Systems, a software and firmware anti-tamper technology provider, and White Electronic Designs) continues to build upon our industry leading anti-tamper capabilities.

And we will also further separate Microsemi from the crowd while enhancing us more easily to capture market share at a high growth international market places. We see opportunity in Actel’s commercial markets as well; the company’s flash based solutions are for low power performance unmatched by the SRAM base solutions of Actel’s largest competitors.

And we see promise in the innovative smart fusion products which incorporate programmable analog functionality enabling true programmable SOC solutions. As you look at Actel’s commercial product efforts, you see opportunity to improve the mix of the business and to increase shareholder return by trimming non-productive commercial efforts and they’re related expenses.

Where there are commercial businesses we will support, we will not continue to dilute profitability by chasing the two big competitors in the marketplace today that is not Microsemi’s game.

Where we can differentiate and add value while driving high growth opportunity we will do so, where dollars have been spent chasing an entrenching covenant we will disengage. Thank you for joining us here today I hope I have impressed upon you our enthusiasm for this acquisition and the potential that exists for the combination of Actel and Microsemi.

And at this time I’d like to open the questions from our analyst (Terri).

Operator:	At this time if you would like to ask a question press star then the number one on your telephone keypad. We’ll pause for just a moment to compile the Q&A roster. Your first question comes from Tore Svanberg with Stifel Nicolaus.

Tore Svanberg:	Yes, thank you good morning a few questions. First of all, Jimmy you talked about the low par programmable architecture technology could you just elaborate a little bit on how you can you know fit that into your current (per petrol)?

Microsemi

Moderator: James Peterson

09-04-10/7:15 a.m. CT

Confirmation # 15871152

James Peterson:	Sure, I’m going to turn that one over to Litch, Steve.

Steve Litchfield:	How we incorp (inaudible) so today the real value add for Actel today is more in the satellite applications. That’s where the low power advantage comes into play and these guys are the only guy on the market that have this slash based FBJ solution. So we fully intend to continue leverage that technology across multiple platforms but as you well know Microsemi is very, very focused on military aerospace and industrial markets.

Tore Svanberg:	Very good and could you also give us a little bit more color on manufacturing you know where is Actel as far as you know (foundry) partners and you know what’s your plan going forward for that part of the integration?

Steve Litchfield:	So these guys are a (fabless) manufacturer UMC today is their largest foundry we don’t see that changing. We’ll continue to manufacture outside, we see a lot of opportunities on this synergy side from a stand point – this does give us some nice scale on the alloy mixing side of our business and so back end scale as the front end with the foundry the way for pricing.

Tore Svanberg:	Great and lastly you mentioned 22 to 28 cents secretion for calendar ‘11 my understanding is that Actel’s gross margins are higher than Microsemi’s today. So where should we see the accretion coming from? Would it be both gross margin and opening the line or …

James Peterson:	John you want to catch that.

John Hohener:	Yes, well certainly you know there’s going to be the public company cost that will come off right away. We’re reassess their operating expenses but right now we see it as about 15 million plus that we should see there in synergies. And on the cost line as we mentioned in the call we’re not chasing dilutive revenues on the non-commercial – non-productive but commercial efforts and that should help us on the margin as well gross margin.

Microsemi

Moderator: James Peterson

09-04-10/7:15 a.m. CT

Confirmation # 15871152

James Peterson:	Yes, and on top of that my focus is plain and simple right ever increasing cash flow and 30 percent operating margin and that’s where we’re driving it.

Tore Svanberg:	Great, and just one last question. Obviously there’s some good synergies here so could you just talk a little bit about the sales channel you know how much of their business is you know direct versus the end zone.

John Hohener:	Well the direct (logistic) well present (logistic) business on about 70 percent you know we’ll look at that real hard. I think 70 percent is a large number I might take that down a little bit. The customer leverage here’s one of the things, this thing fits like a glove. We have on or about 80 percent overlap with customers at present in Microsemi. The channels are the same, the customers are the same, the how to go to market is not much different than our system business in Microsemi and Proper so this one is synergistically from that end is extremely strong.

Tore Svanberg:	Great, thank you I’ll go back in the queue thanks again.

Operator:	Your next question comes from the Rick Schafer with Oppenheimer.

Rick Schafer:	Hey, guys congratulations on the deal. I got a couple of questions just following-up on the sales you guys talked about kind of scrubbing the top line or improving the mix. Could you give us a little more color on what that’s going to mean once you clean up that top line what – number one is what is you know what are your revenues you expected to kind of see from the company?

I think the forecast is 250 million next year I mean how much of that do you guys expect to realize once you clean up the top line? And two, once you clean up the top line what is – I think there are like Tore said they run in low 60s I think gross margins today. What does those gross margins look like post the scrubbing of the top line?

James Peterson:	Yes, that’s a great question you know first of all let me be quite clear right. I don’t believe the $250 million number in this industry today. Plus you know historically when we do these this is nothing but a real large tuck in this isn’t you know you hear the word M&A you might get scared but this is a tuck in shape.

Microsemi

Moderator: James Peterson

09-04-10/7:15 a.m. CT

Confirmation # 15871152

Normally I find you know on or about you know 10 percent of the business right you know really shouldn’t be in there you know I intend you know certainly to walk away from commercial business that dilutes profitability. So you know if you were to you know not give a hard model yet because we’re going to do our copper (swell) 11 November.

But if you were to kind of dial in at maybe 225 is more of a real number for this transaction and going forward growth you know 12 to 15 percent is not off for an organic growth plus is you know what we do all the things in life. And then probably the most important things is the margins. I mean right now you know everything they’re doing they’re good stand alone 63 percent gross margin and you know why set that target to you know if I don’t start shooting for you know 68 to 70 then I’m not doing my job.

Rick Schafer:	That’s great and then …

James Peterson:	Again, the operating focus like a laser on 30 percent out of this company because they can do it.

Rick Schafer:	OK, OK.

James Peterson:	I mean the whole company Microsemi.

Rick Schafer:	Right OK. And then you know you talked about 80 percent overlap by customer and everything I mean I guess kind of an end market too I believe. So you guys anticipate any sort of government or (Hart Scott’s) scrutiny or anything on this deal?

James Peterson:	No, you know this is an intricate part of the component right this is you know the true nature of vertical and forward integration. You know what this does it just kind fills out the entire tool box and it gives us a logic component so there should be no issue.

Microsemi

Moderator: James Peterson

09-04-10/7:15 a.m. CT

Confirmation # 15871152

Rick Schafer:	OK and did they bring you any new significant customers that don’t have or did it get you into any new you know maybe look at it by region I mean does this give you greater exposure to Europe or greater exposure to any key regions.

James Peterson:	Well this might shock you and everybody on the conference call Russia. There was a tremendous sale opportunity in Russia. They penetrated they’ve done well we not so much at Microsemi you know so like at any other – any other transaction we’re looking to them to help us open doors into other markets they’ve done a fabulous job in that area. And to some respects some of the satellite customers in the European base they’ve done a fabulous job.

Rick Schafer:	Great well congrats again, thanks guys.

James Peterson:	Thank you.

Operator:	Your next question comes from Steve Smigie with Raymond James.

Steve Smigie:	Could you talk a little bit about the sort of interest rate or expense there is on the debt and the you know the financing of the transaction?

James Peterson:	Yes, so John tell them why we leveraged this time.

John Hohener:	Yes, certainly from the standpoint of the deal we – the cash flow that we’re going to get out of this and so forth are the things – the main reason that we did the transaction but specifically answer your question the interest rate of course did not finalize at this time. But we expect that it’s going to be between 5 1/2 to six percent. There’s going to be some minimum cash payment covenants. What’s really interesting is that the acquired net income before synergies is two times what our minimum cash payments are going to be on this so we see this as a very good deal.

Steve Smigie:	OK and then just with regard to the synergies it sounds like it’s going to be on a cost side sounds like – meaning the cog side cogs line some on operating expenses. On the operating expenses is there – is it R&D stuff that’s going to happen because you’re walking away from certain businesses or you just transfer those engineers to other stuff or is it mostly on the sales side because you’re in similar customers businesses could you talk about it a little bit.

Microsemi

Moderator: James Peterson

09-04-10/7:15 a.m. CT

Confirmation # 15871152

James Peterson:	Yes, we’re going to focus like delays on the operating expense. John you want to give a number to the dollar synergies from (First Pass)?

John Hohener:	Yes, I mean it’s 15 million right now it is a combination of both R&D and SG&A we don’t have a break out for you at this time.

Steve Smigie:	OK and how much – can you give a dollar on the cogs line too do you think (make that)?

John Hohener:	I’m sorry I didn’t …

Steve Smigie:	Cogs line.

John Hohener:	We’re assessing that right now we’ll have that for you closer on our call November 11th.

Steve Smigie:	OK and just last question, was obviously I think you may be even took up the guidance a little bit for this quarter at least the high end. What’s driving the success there?

James Peterson:	Just the strength of our business model what we said we were going to do we did. And the revenue comes in you know I think we said 146 to 150 slightly ahead of what you guys had at first call. You know this is – we’re hitting on all cylinders like we said we would.

Steve Smigie:	OK nothing like body scan or shipping a few more you thought or anything like that?

James Peterson:	The body scanners helped, the GPS part helps, satellite helps, commercial air is coming back and so on and so on and so on.

Steve Smigie:	OK great congratulations guys thanks.

James Peterson:	Thank you.

Microsemi

Moderator: James Peterson

09-04-10/7:15 a.m. CT

Confirmation # 15871152

Operator:	Your next question comes from Quinn Bolton with Needham and Company.

Quinn Bolton:	Hey, guys just wanted to follow-up on Rick’s question Jim I might have just missed it on the revenue shave but you know roughly what percent of that business you think comes over 70 to 80 percent kind of a good ball park or it is still too early to tell.

James Peterson:	What we said you know there’s a 250 number out there from an analyst he’s done a fair job. But we’re saying that you’re going to dial a number in dial it about 225 million you know again, we’re you know going to walk away from you know commercial business you have to lose profitability. And quite frankly I don’t believe 250 is the right number.

Quinn Bolton:	OK so the 225 you mentioned incorporates the haircut if you will or the business you would walk away from.

James Peterson:	Yes, I think it’s only 225 you’re not too far off and you know the deal here is that you know focus on increasing profitability and free cash flow.

Quinn Bolton:	And just a clarification, on the commercial business it sounds like you’re saying you walk away from that because that’s where it is a more competitive situation so the margins and the satellite business aerospace typically a little bit higher than the commercial side.

James Peterson:	Let me be clear all right I’m not afraid of commercial business as anybody in any industry especially with technology that Actel have. They have a superior technology it’s FGPAs but it’s not just pure FGPA this is mixed signal stuff. That having been said there’s some business right where you might take on because you want to take down the two big dogs.

So the good news is which they won’t care is the two big guys in the space some of the areas I’m not going to chase you but better than losing my shareholders right I’m not going to spend to it either so that’s the message.

Quinn Bolton:	Got you and then just sort of lastly for John. John sounds like this is going to be effectively permit or seven-year paper this is an interim financing that you may come back and at a later date finance or refinance with equity right. This is you’re sort of permanently or at least in the medium term thinking about keeping this roughly 350 to 375 million debt on the balance sheet.

Microsemi

Moderator: James Peterson

09-04-10/7:15 a.m. CT

Confirmation # 15871152

John Hohener:	Well again, there are minimum cash pay downs and we could also pay it quicker so all those options are on the table for us. There’s no pre payment penalty if chose to pay it quicker and like you said it’s a seven-year paper.

James Peterson:	(Buddy) you know my intent right free cash flow and pay this thing down in a strong fashion.

Quinn Bolton:	OK guys great congratulations on the transaction.

John Hohener:	Thank you.

Operator:	Your next question comes from the Harsh Kumar with Morgan Keegan.

Harsh Kumar:	Yes, a couple of questions. What do you think are some of the biggest roadblocks or headaches you might run into as you look to close this deal? Is there anything that you can conceivable see as troublesome?

James Peterson:	I don’t see anything as troublesome at this point. I think we have two willing parties. I think we understand the markets. We know the end customers. We know the strengths of each other. We know the regulations. I think this is nothing more than you know everybody just getting in line and getting it closed.

Harsh Kumar:	Got it, good. And then from my understanding (Acto) has about 160 million in net cash. Are we correct in assuming that is – is there some kind of a lien or lack of a better word any claims to that cash?

And if that’s the case, the deal is a lot smaller than in print as for 30 million. So why would you not pay it off like you said earlier? It’s not going to be that big a deal when it’s all said and done if indeed you’re getting 160 in cash.

James Peterson:	Right, because I’m not going to accelerate a payment. We just signed a note for the cash right. You know my intent. You know I don’t like – I like to just do things right. John, do you want to take …

Microsemi

Moderator: James Peterson

09-04-10/7:15 a.m. CT

Confirmation # 15871152

John Hohener:	Yes, but Harsh, that is the right cash number and that is the right deal structure consideration after cash.

Harsh Kumar:	Got it, got it. Last question for me, does it change your end markets mix in any dramatic way? Should we still assume that more or less the split for the combined company will be similar or will it change at all?

James Peterson:	Check this out. The end customer base is about 80 percent overlap.

Harsh Kumar:	Yes.

James Peterson:	This just adds tools to our toolbox. And remember this is analogue mixed signal. This is what we do.

Harsh Kumar:	Cool, great guys. Show sounds like a good deal, congratulations.

James Peterson:	Right, thank you my friend.

Operator:	Your next question comes from David Wong with Wells Fargo.

David Wong:	Thank you very much. A couple of clarifications, the number you gave for the deal being accretive, is that a gap or a pro forma number? And if it’s pro forma can you give us some idea of the implications on GAAP EPS?

James Peterson:	Well again we’re talking about the (accretiveness) as it relates to them. So all of their stock goes away and so it is for your purpose David, it’s one and the same.

David Wong:	So you’re saying that your GAAP EPS will go up by the amount in the press release?

James Peterson:	I’m saying the accretion that they bring stand alone is t 22 to 28 cents. So, you bring that into our model it will be the same accretion GAAP versus non GAAP because our stock comp doesn’t go up.

David Wong:	But there will also – there will be amortization from this deal or there will be no amortization associated with this?

Microsemi

Moderator: James Peterson

09-04-10/7:15 a.m. CT

Confirmation # 15871152

James Peterson:	: In terms of the cash payment there is a one percent amortization.

David Wong:	OK, now John, you’re taking on some amount of debt. You’re taking on debt to do this acquisition. Can you give us any idea about your parameters, your long term parameters for how much debt you would be comfortable with if you were – is it your intention to continue to acquire for debt if there was, if there were large acquisitions, if you identified large acquisitions …

James Peterson:	Right now I don’t have any other additional identified, right. We’re on this call to let you know how I’m going to close this and make this thing you know the best transaction in town. John, what do you …

John Hohener:	Yes, no, and that’s the point. I mean we’re talking about this transaction, the leverage that we had is 375 million term note and a 50 million revolver replacing our current one. Like we said there are minimum cash payments we have to make against the leverage and we believe we have capability of going beyond the minimum.

James Peterson:	Let me tell you why we went leveraged this way. I mean first this is an exceptional compelling fit for Microsemi, this particular acquisition right. It’s solidly accretive in nature of the transaction and you know what?

The business is stable in nature. It’s profitable. And last but not least right, you know I have this desire to take this company from a small cap to a strong midcap kind of company. And no one wants to touch on it but the white elephant room is historically right, these low interest rates are tempting to the point that we went that route.

David Wong:	And my final question, I think you mentioned that (Actel) is if I understand correctly, (Actel) is currently recognizing distribution fully on sell through and you said you would be changing the recognition to sell in.

Did I understand that correctly?

James Peterson:	Yes.

Microsemi

Moderator: James Peterson

09-04-10/7:15 a.m. CT

Confirmation # 15871152

David Wong:	If you go from sell through to sell in, shouldn’t you be able to continuously recognize revenue wise a quarter when revenue isn’t recognized?

James Peterson:	No. What happens when you go to that model is that there is a block of their deferred revenue that we will not be able to recognize which is why we made the comment that our December quarter will have the expense base there but revenue less than what they would have shown.

But we still believe it to be accretive.

David Wong:	Great. Thank you very much.

James Peterson:	OK, thank you.

Operator:	Your next question comes from Patrick Wang with Wedbush Securities.

Patrick Wang:	All right guys, well congrats on the deal. My questions have been asked and answered. Thanks.

James Peterson:	OK, thank you (inaudible).

Operator:	Your next question comes from Nicholas Aberle with Janney Capital Markets.

Nicholas Aberle:	Thanks guys. I just wanted to clarify here as well. Net income you said would be more than two times the debt payments. Was that the comment?

James Peterson:	Their current income would cover it more than two times, correct.

Nicholas Aberle:	OK, got you. I’m looking at like you know 40 (millionish) and net income for next year. So the debt payments, are they under 20 million essentially? Is that the right way to think about it?

John Hohener:	You’re not too far off.

James Peterson:	e: You’re not too far off. And again as we pay it off the leverage service becomes less.

Microsemi

Moderator: James Peterson

09-04-10/7:15 a.m. CT

Confirmation # 15871152

Nicholas Aberle:	Got you. And then so you guys are basically – it sounds like you guys are going to walk away from most of the consumer business which is like 10 to 15 percent of their total, their total revenues.

How does that change the serve to adjustable market for (Actel) within the FPGA space?

James Peterson:	Don’t get me wrong and I don’t want to shock everybody, you know we’re going to look at real hard right. And the business that dilutes profitability, that’s what we’re going to shy away from.

And that’s what we will disengage. Not that I’m just going to you know take a big block of something they’ve worked on that I don’t know all the building blocks thereof and walk away from. But generically you look at the numbers you say OK.

This is something we should if it’s too lose profitability walk away from. And I’ll give you more color on that on the 11th.

Nicholas Aberle:	Got you. Yes, I guess I just wanted to try to understand. I mean they’re are third or fourth biggest player in FPGA. It sounds like they’re much more dominant in terms of market share in some specific areas like you know aerospace.

James Peterson:	They are. Once again this is mixed signal FPGAs right. This isn’t going against the big guy right with you know a head to head level playing field right. They’ve absolutely outfoxed the fox.

And so I just want to be clear. I’m not walking away from all of it. We just want to understand it better. But if it’s dilutive to probability, it’s not going to be in my model.

Nicholas Aberle:	Got you. So is – I mean (Altera’s) (inaudible) for those guys still in the aerospace you know military you know markets?

James Peterson:	Yes. You know they tested the (RAT) or tested the (RAT) tolerant. We’re (Actel) shines, that’s the actually design two (RAT) hard (RAT) tolerant. You know a totally different way to go to business, and in our spaces, a much smarter way to go to business.

Microsemi

Moderator: James Peterson

09-04-10/7:15 a.m. CT

Confirmation # 15871152

Nicholas Aberle:	Got you. So, where there’s a third or fourth biggest sway and a lot of the bigger markets, are they the number one player in some of these more niched markets like military aerospace?

James Peterson:	By far, by far. Bar none they – well no one likes the word dominate, but they dominate that.

Nicholas Aberle:	Got you. All right, congrats guys. Thanks.

Male:	Thank you.

Operator:	Your next question comes from Christopher Longiaru with Sidoti & Company.

Christopher Longiaru:	Hey, guys congratulations on the acquisition.

James Peterson:	Thank you. Thank you very much.

Christopher Longiaru:	Most of the questions have been answered. One thing is what –you know one of the bigger opportunities I think is this Smart Fusion. I wanted to just kind of touch on that and see you know how you think that opportunity could be and if you can bring anything to mix.

James Peterson:	Actually I think that’s a good point. Litch, you want to jump on it.

Steve Litchfield:	Yes, I mean actually we’re very excited at Smart Fusion. I mean Jim highlight the mixed signal focus that we have and we think – I mean programmable analog mixed signal focus that fits right in our wheel house. Actually we’re very excited about that.

We see it as very complementary technology across all of our end markets. The company has talked quite a bit about Smart Fusion and its really just beginning to get some traction. So I would just continue to reiterate the excitement that we have about that particular product offering.

Microsemi

Moderator: James Peterson

09-04-10/7:15 a.m. CT

Confirmation # 15871152

Christopher Longiaru And just kind of jumping back to the gross margin side, I mean it sounds like gross margins raised between 70 and 80 percent. Military has been about 65 to 70. I think industrial has been about 60 to 65. The consumer has been at the low end at 50 and then you have your communications around 50 to 55.

So you know at this point I mean the 63, if you eliminate that consumer business, I mean I would think that you know Actel under you know Microsemi’s I guess umbrella would end up looking more like you know high 60s in the gross margin when everything said and done.

Is that something you could hit?

James Peterson:	You know my year goal certainly starts with a seven and you’ve done your homework. You’re a wise man.

Christopher Longiaru:	OK. Thanks guys. I appreciate it.

James Peterson:	Thank you.

Operator:	Your next question comes from Richard Chaney with Northland Securities.

Richard Chaney:	Hi gentlemen. Just a quick couple questions from me. I apologize for jumping on late since you may have mentioned this already but was this – was there a competitive bidding situation and is there any breakup fee associated with this agreement.

John Hohener:	Yes there was competitive situation and there is a breakup fee of that. It’s on or about three percent.

Richard Chaney:	OK, that’s great. That’s all I wanted to know. Appreciate it guys.

John Hohener:	All right, have a good day.

James Peterson:	Certainly.

Operator:	Your next question comes from (inaudible) …

Microsemi

Moderator: James Peterson

09-04-10/7:15 a.m. CT

Confirmation # 15871152

Male:	The data on Arxan…

Operator:	…close…

James Peterson:	Oh, whoa. Who do we have on here guys?

Tore Svanberg:	Yes hi. This is Tore. I just had two follow-up questions.

Male:	OK.

Tore Svanberg:	First of all, Jimmy you mentioned Anti-tamper and I think that’s sort of a new opportunity for you and with Actel, it sounds like you’re even more excited about that. Is this a business that could you know meaningful start to ramp next year?

James Peterson:	Anti-tamper is probably one of the best kept secrets in scanning electron Microsemi. We’ve been selectively acquiring things. We’ve acquired White for a good portion of that. We just did a soft acquisition and let me just sort of let Litch you know give a little insight here.

Steve Litchfield:	So we did just do a softer acquisition of a company called Axran. These guys have a very unique technology and we’ve done a couple of acquisitions in the September time frame that small technology companies that are very, very complementary.

This one in particular Axran is a great fit for our White Electronic product offering and now once you add in the Actel product offering, the three of those together is a very powerful combination going into this military aerospace and industrial market.

Security continues to be a very important aspect that all of our customers are looking for so anti-tamper is a powerful combination.

Tore Svanberg:	Great and last question for Jimmy. Jimmy, you know you’ve been talking about vertical integration becoming more of a system supplier. You know now with this acquisition you know what inning are we as far as that process would you say.

Microsemi

Moderator: James Peterson

09-04-10/7:15 a.m. CT

Confirmation # 15871152

James Peterson:	First of all Id touch on anti-tamper. You know the real beauty of anti-tamper is about 30 percent of our business right now in our spaces goes to foreign military sales. And right now the government is as strong initiatives and we must have anti-tamper on our products going forward. That is – and you know that’s worth doing a little more research anti-tamper (year end), you’re going to enjoy it. You want to know what inning I’m in?

Tore Svanberg:	Yes.

Jim Peterson In a baseball game?

Tore Svanberg:	That’s right.

Jim Peterson I think – I think we’re currently running across second base.

Tore Svanberg:	All right, great thank you.

Steve Litchfield:	I’m not going to give you the hard innings because it might – you know we don’t know that but it seems like early innings.

James Peterson:	Thanks again.

James Peterson:	OK, is that it (Terry)?

Operator:	We do have one more question from Steve Smigie with Raymond James.

James Peterson:	OK, Steve what do you got?

Steve Smigie:	Great, thanks sorry to bother you again on the timing of this. This closes looks like sometime in your first fiscal quarter calendar fourth quarter. And is that sort of mid quarter just in terms of modeling that and then so when I model for the March quarter should I assume everything all in just you know you know model everything going forward.

James Peterson:	Just to (inaudible) to model right now you know 11 November is not too far away, we’re going to give you plenty of color and then you can go around with your (models). I can’t give you a specific date but I do intend to close it this quarter yes.

Microsemi

Moderator: James Peterson

09-04-10/7:15 a.m. CT

Confirmation # 15871152

Steve Smigie:	OK, great thank you.

James Peterson:	How we doing (Terry)? All right, I want to thank everybody and have a great day.

Operator:	Thank you that concludes today’s teleconference. You may now disconnect.

END